Subject to Completion

Preliminary Pricing Supplement dated August 27, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Auto Callable Notes Linked to the Worst-Performing Index of the Technology Select Sector

Index, the Health Care Select Sector Index and the Consumer Staples Select Sector Index

due October     , 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who seek an early exit prior to maturity at a premium if the closing level of each of the Technology Select Sector Index, the Health Care Select Sector Index and the Consumer Staples Select Sector Index (each an “Index” and together, the “Indices”) is at or above its applicable call level on the relevant observation date.

•

The call level with respect to each Index is equal to 90% of the applicable starting value of such Index on the first observation date (October     , 2009), 100% of the applicable starting value of such Index on the second observation date (April     , 2010) and 100% of the applicable starting value of such Index on the final observation date (September     , 2010).

•

Investors must be willing to forego interest payments on the Notes and to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors must also be prepared to have their Notes called on any observation date.

•	There is no principal protection on the Notes.

•

Unless the Notes are automatically called on an applicable observation date, there will be no payments prior to the maturity date and the Notes cannot be redeemed prior to the maturity date other than pursuant to the automatic call feature.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be October , 2008.*

Payment if automatically called:

•	The Notes will be automatically called if the closing level of each Index on any observation date is greater than or equal to its applicable call level for that observation date.

•

If the Notes are automatically called, you will receive the $10 original public offering price per unit plus the call premium. The call premium will represent a return of between 12% and 16% of the $10 original public offering price per unit per annum. The actual call premium will be determined on the pricing date and set forth in the final pricing supplement made available in connection with the sale of the Notes. If the Notes are called, an investor will receive per unit:

•	between $11.20 and $11.60 if the Notes are called on October , 2009;

•	between $11.80 and $12.40 if the Notes are called on April , 2010; or

•	between $12.40 and $13.20 if the Notes are called on September , 2010.

Payment on the maturity date, if not automatically called:

•

If your Notes are not automatically called, the amount you receive on the maturity date will be based on the percentage change in the level of the worst-performing Index from the starting value of such Index on the pricing date to the ending value of such Index on the final observation date. If the ending value of the worst-performing Index:

•	is greater than or equal to its applicable threshold level, you will receive the $10 original public offering price per unit.

•	is less than its applicable threshold level, you will lose a percentage of your principal amount based on the percentage decline in excess of the threshold level, multiplied by 111.11%.

•	The worst-performing Index will be the Index with the lowest index ratio, which is a measure of the ending value of an Index relative to the starting value of such Index.

•	The threshold level with respect to each Index will be equal to 90% of the starting value of such Index on the pricing date.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in September or October 2010 and the observation dates may be adjusted accordingly. Any references in this pricing supplement to the month in which the Pricing Date, settlement date, maturity date or observation dates will occur are subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is September     , 2008.

Pricing Supplement

SUMMARY INFORMATION — Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE INDICES	PS-22
UNITED STATES FEDERAL INCOME TAXATION	PS-29
ERISA CONSIDERATIONS	PS-33
USE OF PROCEEDS AND HEDGING	PS-34
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-34
EXPERTS	PS-34
INDEX OF CERTAIN DEFINED TERMS	PS-36

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Auto Callable Notes Linked to the Worst-Performing Index of the Technology Select Sector Index, the Health Care Select Sector Index and the Consumer Staples Select Sector Index due October     , 2010 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in October 2010, unless automatically called on an Observation Date (as defined herein). Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in September or October 2010 and the Observation Dates may be adjusted accordingly. Any references in this pricing supplement to the month in which the Pricing Date, settlement date, maturity date or Observation Dates will occur are subject to change as specified above.

Each unit will represent a single Note with a $10 original public offering price (the “Original Public Offering Price”) per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.

Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities — Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

To which three Indices are the Notes linked?

The Notes are linked to the following three Select Sector Indices: the Technology Select Sector Index (“IXT”), the Health Care Select Sector Index (“IXV”) and the Consumer Staples Select Sector Index (“IXR”) (each an “Index” and together, the “Indices”).

Who publishes the Indices and what do the Indices measure?

The Select Sector Indices are sub-indices of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of July 31, 2008 indicated in parentheses, are: Consumer Discretionary (8.1%); Consumer Staples (11.2%); Energy (14.1%); Financials (15.3%); Health Care (12.7%); Industrials (11.4%); Technology (16.5%); Materials (3.8%); and Utilities (3.8%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

The Technology Select Sector Index (IXT) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of technology products. Technology products include products developed by defense manufacturers, telecommunications equipment, microcomputer components, integrated computer circuits and process monitoring systems. The Index, which serves as the benchmark for the Technology Select Sector SPDR Fund (XLK), was established with a value of 250.00 on June 30, 1998.

The Health Care Select Sector Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in health care services. Health care services include pharmaceuticals, health care providers and services, health care equipment and supplies, biotechnology, life sciences tools and services and health care technology. The Health Care Select Sector Index, which serves as the benchmark for the Health Care Select Sector SPDR Fund (XLV), was established with a value of 250.00 on June 30, 1998.

The Consumer Staples Select Sector Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

How have the Indices performed historically?

We have included graphs showing the historical month-end closing levels of each Index from January 2003 through July 2008, in the section entitled “The Indices — The Technology Select Sector Index — Historical Data on the Technology Select Sector Index”, in the section entitled “The Indices — The Health Care Select Sector Index — Historical Data on the Health Care Select Sector Index” and in the section “The Indices — The Consumer Staples Select Sector Index — Historical Data on the Consumer Staples Select Sector Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Indices in various economic environments; however, past performances of the Indices are not necessarily indicative of how any of the Indices will perform in the future.

How does the automatic call feature work?

The Notes will be automatically called and subject to mandatory redemption if the closing level of each Index on any Observation Date is greater than or equal to its applicable Call Level (as defined below). If the Notes are automatically called, you will receive the Call Amount per unit applicable to such Observation Date.

The “Call Amount” per unit will be equal to the Original Public Offering Price per unit plus the Call Premium per unit.

The “Call Premium” will represent a return of between 12% to 16% of the Original Public Offering Price per unit per annum. The actual Call Premium will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Observation Dates” will be October     , 2009 (the “first Observation Date”), April     , 2010 (the “second Observation Date”) and September     , 2010 (the “final Observation Date”), subject to a Market Disruption Event, as more fully described herein. If the Notes are automatically called, the Call Amount per unit will equal:

(i)	between $11.20 and $11.60 if the Notes are called on the first Observation Date;

(ii)	between $11.80 and $12.40 if the Notes are called on the second Observation Date; or

(iii)	between $12.40 and $13.20 if the Notes are called on the final Observation Date.

The actual Call Amounts will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Call Level” with respect to each Index is equal to 90% of the applicable Starting Value (as defined herein) of such Index on the first Observation Date, 100% of the applicable Starting Value of such Index on the second Observation Date and 100% of the applicable Starting Value of such Index on the final Observation Date.

If the Notes are automatically called on an Observation Date other than the final Observation Date, we will redeem each Note and pay the applicable Call Amount on the fifth Banking Business Day (as defined herein) after such Observation Date, subject to postponement as described herein. If the Notes are called on the final Observation Date, we will redeem each Note and pay the applicable Call Amount on the maturity date.

A “Banking Business Day” is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

For more specific information about the automatic call, including examples of hypothetical payments if the Notes are automatically called, please see the section entitled “Description of the Notes” in this pricing supplement.

What will I receive on the maturity date of the Notes?

Unless automatically called, on the maturity date, for each unit of Notes that you own, you will receive a cash payment per unit equal to the “Redemption Amount”.

The “Redemption Amount” per unit to which you will be entitled will be determined by the Calculation Agent (as defined herein) and will equal:

(i)	if the Ending Value (as defined herein) of the Worst-Performing Index (as defined herein) is equal to or greater than its applicable Threshold Level (as defined herein), the $10 Original Public Offering Price per unit; or

(ii)	if the Ending Value of the Worst-Performing Index is less than its applicable Threshold Level:

$10 +	[	$10 ×	(	Ending Valuew – Threshold Levelw	)	× Leverage Factor	];
Starting Valuew

provided, however, that in no event will the Redemption Amount be less than zero.

“Starting Valuew” means the Starting Value (as defined herein) of the Worst-Performing Index.

“Ending Valuew” means the Ending Value of the Worst-Performing Index.

“Threshold Levelw” means the Threshold Level (as defined herein) of the Worst-Performing Index.

The “Worst-Performing Index” will be the Index with the lowest Index Ratio (as defined below).

The “Index Ratio” for each Index will equal:

(	Ending Value	)
Starting Value

The “Starting Value” for each Index will equal the closing level of such Index on the Pricing Date. The actual Starting Value of each Index will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” for each Index will equal the closing level of such Index on the final Observation Date, subject to a Market Disruption Event, as more fully described under “Description of the Notes — Market Disruption Events”.

The “Threshold Level” with respect to each Index will be equal to 90% of the Starting Value of such Index. The actual Threshold Level of each Index will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Leverage Factor” will be equal to 111.11%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement. For examples of hypothetical payments at maturity, please see the section entitled “Description of the Notes — Hypothetical Payments” in this pricing supplement.

Will I receive interest payments on the Notes?

No. You will not receive any interest payments on the Notes, but you will instead receive a single payment in cash, the timing and amount of which will vary depending on the performance of the Indices. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, willing to accept a return that is effectively capped at the applicable Call Premium if automatically called and willing to accept a return that may be less than the Original Public Offering Price per unit if the Notes are not automatically called, in exchange for the possibility of an early exit prior to maturity at a premium if the closing level of each Index is at or above its applicable Call Level on the relevant Observation Date.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a cash-settled derivative financial contract linked to the levels of the Indices. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, exchange or redemption of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale in a secondary market transaction.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the Indices. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you could receive less, and possibly significantly less, than the Original Public Offering Price per unit of your Notes if you sell your Notes in a secondary market transaction.

In a situation where there had been no movement in the levels of any of the Indices and no changes in the market conditions or any other relevant factors from those existing on the Pricing Date, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the Original Public Offering Price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors — In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

Additionally, MLPF&S will be our agent for purposes of determining, among other things, the Staring Value, closing level of each Index on any Observation Date (and therefore whether the Notes will be called), Ending Value and the Redemption Amount or Call Amount, as applicable (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

MLPF&S also serves as the Index Compilation Agent (as defined below) for the Select Sector Indices. As the Index Compilation Agent, MLPF&S determines which stocks are included in each Select Sector Index, including each of the Indices. For more specific information about MLPF&S’s role as the Index Compilation Agent, please see the section entitled “Risk Factors — MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s”.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You will not receive a return on your Notes if they are not automatically called prior to maturity. In such event, your investment also may result in a loss

If your Notes are not automatically called on any Observation Date, on the maturity date you will receive the Redemption Amount, which may be less than, but will not be greater than, the Original Public Offering Price of the Notes. The Redemption Amount payable on the maturity date will depend on the percentage change in the level of the Worst-Performing Index from its Starting Value to its Ending Value determined on the final Observation Date. If the Ending Value of the Worst-Performing Index, as determined on the final Observation Date, is below its Threshold Level, the amount paid on the maturity date on the Notes will be reduced by an amount equal to the decline of the Worst-Performing Index in excess of its Threshold Level, as adjusted by the Leverage Factor of 111.11%, even if (i) the level of the Worst-Performing Index is equal to or above its Threshold Level at certain other points during the term of the Notes or (ii) the Ending Values of the other two Indices exceed their respective Threshold Levels. As a result, you may receive less, and possibly significantly less, than the Original Public Offering Price per unit.

Additionally, because the Leverage Factor is greater than 100%, the Notes are subject to downside leverage, which means that the rate of downside for your Notes in excess of the Threshold Level will be greater than the rate of decline of the Worst-Performing Index. The Redemption Amount could be equal to zero, in which case you would lose all of your investment. In no event, however, will the Redemption Amount be less than zero.

Your return on the Notes will be determined by the level of the Worst-Performing Index

Your return on the Notes will be determined by the level of the Worst-Performing Index. Your Notes will only be automatically called on an Observation Date if the closing level of each of the three Indices is at or above its applicable Call Level on that Observation Date. This will be true even if each Index is above its applicable Call Level at certain other points during the term of the Notes, but at least one Index is below its applicable Call Level on an Observation Date. As the Indices’ respective performances may not necessarily be correlated, your investment in the Notes may only produce a positive return if there is a broad-based rise in the performance of the Indices during the term of the Notes.

Further, your investment in the Notes will result in a loss if your Notes are not automatically called on any Observation Date and the Ending Value of the Worst-Performing Index is below its respective Threshold Level on the final Observation Date. For example, even if the closing levels of both the Technology Select Sector Index and the Consumer Staples Select Sector Index are above their applicable Call Levels on each Observation Date, including on the final Observation Date, but the Health Care Select Sector Index is below its applicable Call Level on each Observation Date, including on the final Observation Date, the Notes would not be automatically called and the Redemption Amount would be determined based on the performance of the Health Care Select Sector Index on the final Observation Date. In such case, you would lose some or all of your investment in the Notes if the Ending Value of the Health Care Select Sector Index had declined below its Threshold Level.

Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium

Your investment in the Notes will result in a gain if the closing level of each Index on any of the Observation Dates is greater than or equal to its applicable Call Level on such Observation Date which triggers an automatic call. However, your Notes will not be called if the level of any Index is below its applicable Call Level on any Observation Date. Upon an automatic call, your return will be limited, as you will receive only the Call Amount applicable to the Observation Date on which your Notes are called, regardless of the appreciation of the Indices. In other words, your return is capped at the Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Indices

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks included in the Indices and your return on the Notes at maturity or upon an automatic call will not reflect the return you would realize if you actually owned the stocks included in the Indices and received the dividends paid on those stocks. This is because the Calculation Agent will calculate the amount payable to you upon an automatic call, if any, by reference to the level of the Worst Performing Index on the applicable Observation Date. Additionally, if the Notes are not automatically called prior to the final Observation Date, the Calculation Agent will calculate the Redemption Amount payable to you by reference to the level of the Worst-Performing Index, which is calculated by reference to the prices of the stocks included in the Worst-Performing Index without taking into consideration the value of dividends paid on those stocks.

Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Indices

In the ordinary course of their businesses, our affiliates may express views on expected movements in one or more of the Indices, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to one or more of the Indices may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning each of the Indices from multiple sources and should not rely on the views expressed by our affiliates.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the Original Public Offering Price per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the levels of the Indices and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Public Offering Price per unit. This is due to, among other things, the fact that the Original Public Offering Price per unit included, and secondary market prices are likely to exclude, the underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s

The stocks included in each Select Sector Index, including each of the Indices, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with Standard & Poor’s (“S&P”), assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500 Index and the selection of replacement stocks to be added to the S&P 500 Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500 Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the Notes. The Index Compilation Agent has no obligation to take the interests of the Note holders into consideration in compiling the Select Sector Indices, including when compiling each of the Indices.

S&P may cause an adjustment to an Index in a way that affects its level, and Standard & Poor’s has no obligation to consider your interests

S&P is responsible for calculating and maintaining the S&P 500 Index, from which the stocks included in each of the Indices are selected. S&P can add, delete or substitute the stocks underlying S&P 500 Index or make other methodological changes that could change the level of the S&P 500 Index and therefore the level of one or more of the Indices. You should realize that the changing of companies included in an Index may affect such Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500 Index, any of which could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500 Index.

The American Stock Exchange (“AMEX”) or any successor thereto may discontinue the calculation or dissemination of one or more of the Indices or adjust the methodology for calculating one or more of the Indices in a way that affects its level and AMEX has no obligation to consider your interests

AMEX is responsible for calculating and disseminating each of the Indices. AMEX may make methodological changes that could change the level of an Index, and consequently affect the return on the Notes. Additionally, AMEX may discontinue or suspend calculation or dissemination of one or more of the Indices which could adversely affect the value of the Notes. AMEX has no obligation to consider your interests in taking any of the foregoing actions.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals, but may close in August 2008. We are not aware of any planned changes to the methodology used to calculate the Select Sector Indices or to the dissemination of the Select Sector Indices due to the acquisition. We cannot, however, guarantee that the acquisition will not result in changes that could adversely affect the return on the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of each Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The levels of the Indices are expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of each Index exceeds or does not exceed its applicable Call Level prior to an Observation Date. However, if you choose to sell your Notes when the level of each Index exceeds its applicable Call Level prior to an Observation Date, you may receive substantially less than the Call Amount or Redemption Amount, as applicable, that would be payable based upon such levels following such Observation Date because of the expectation that the levels of the Indices will continue to fluctuate until the relevant Observation Date occurs.

Changes in the volatility of the Indices are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Indices increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in dividend yields on stocks included in the Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on such stocks decrease, we expect that the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of each Index from its applicable Starting Value to the relevant Observation Date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs shortly prior to an Observation Date. We expect, however, that the effect on the trading value of the Notes of a given change in the level of each Index will be greater if it occurs close to an Observation Date than if it at other points in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Indices or futures or options contracts on the Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the levels of the Indices in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Indices. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the levels of the Indices and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value, the closing level of each Index on any Observation Date (and therefore whether the Notes will be called), the Ending Value and the Redemption Amount or Call Amount, as applicable. MLPF&S also acts as Index Compilation Agent for the Select Sector Indices. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as

Calculation Agent for the Notes and as Index Compilation Agent could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination of the stocks included in each of the Indices, in connection with its determination as to whether the level of one or more of the Indices can be calculated on a particular trading day or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of one or more of the Indices. See the sections entitled “Description of the Notes — Payment at Maturity”, “— Adjustments to the Indices” and “— Discontinuance of the Indices” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent and as Index Compilation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Call Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in any of the Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. Unless automatically called, the Notes will mature on October     , 2010. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

The Notes are subject to mandatory redemption prior to the maturity date in the manner described below. The Notes will not be subject to repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 Original Public Offering Price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities — Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Automatic Call

The Notes will be automatically called and subject to mandatory redemption if the closing level of each Index on any Observation Date is greater than or equal to its applicable Call Level (as defined herein). If the Notes are automatically called, you will receive the Call Amount per unit applicable to such Observation Date.

The “Call Amount” per unit will be equal to the Original Public Offering Price per unit plus the Call Premium per unit.

The “Call Premium” will represent a return of between 12% to 16% of the Original Public Offering Price per unit per annum. The actual Call Premium will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Observation Dates” will be October     , 2009 (the “first Observation Date”), April     , 2010 (the “second Observation Date”) and September     , 2010 (the “final Observation Date”), subject to a Market Disruption Event, as more fully described herein. If the Notes are automatically called, the Call Amount per unit will equal:

(i)	between $11.20 and $11.60 if the Notes are called on the first Observation Date;

(ii)	between $11.80 and $12.40 if the Notes are called on the second Observation Date; or

(iii)	between $12.40 and $13.20 if the Notes are called on the final Observation Date.

The actual Call Amounts will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Call Level” with respect to each Index is equal to 90% of the applicable Starting Value (as defined herein) of such Index on the first Observation Date, 100% of the applicable Starting Value of such Index on the second Observation Date and 100% of the applicable Starting Value of such Index on the final Observation Date.

If the Notes are automatically called on an Observation Date other than the final Observation Date, we will redeem each Note and pay the applicable Call Amount on the fifth Banking Business Day after such Observation Date, subject to postponement as described herein. If the Notes are called on the final Observation Date, we will redeem each Note and pay the applicable Call Amount on the maturity date.

If an Observation Date (other than the final Observation Date) is not an Index Business Day or if there is a Market Disruption Event on such day with respect to any Index, the applicable Observation Date will be the immediately succeeding Index Business Day during which no Market Disruption Event has occurred or is continuing; provided that the closing level of each Index will not be determined on a date later than the tenth scheduled Index Business Day after the scheduled Observation Date, and if such day is not an Index Business Day, or if there is a Market Disruption Event on such date, the Calculation Agent will determine (or, if not determinable, estimate, in a manner which is considered commercially reasonable under the circumstances) the closing level of each Index on such tenth scheduled Index Business Day.

If the final Observation Date is not an Index Business Day or if there is a Market Disruption Event on such day with respect to any Index, the final Observation Date will be the immediately succeeding Index Business Day during which no Market Disruption Event has occurred or is continuing; provided that the closing level of each Index will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on a date no later than the second scheduled Index Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

If, due to a Market Disruption Event or otherwise, an Observation Date (other than the final Observation Date) is postponed so that it falls less than five Banking Business Days prior to the originally scheduled date for payment of the applicable Call Amount, the date on which the Call Amount for such Observation Date will be paid, if any, will be the fifth Banking Business Day following the Observation Date as postponed.

A “Banking Business Day” is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

An “Index Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market (or any successor to the foregoing exchanges) are open for trading and (2) all of the Indices or any successor Indices thereto are calculated and published.

Payment on the Maturity Date

Unless automatically called on any Observation Date, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash payment per unit equal to the “Redemption Amount”.

The “Redemption Amount” per unit will be denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i)	if the Ending Value of the Worst-Performing Index is equal to or greater than its applicable Threshold Level, the $10 Original Public Offering Price per unit; or

(ii)	if the Ending Value of the Worst-Performing Index is less than its applicable Threshold Level:

$10 +	[	$10 ×	(	Ending Valuew – Threshold Levelw	)	× Leverage Factor	];
Starting Valuew

provided, however, that in no event will the Redemption Amount be less than zero.

“Starting Valuew” means the Starting Value of the Worst-Performing Index.

“Ending Valuew” means the Ending Value of the Worst-Performing Index.

“Threshold Levelw” means the Threshold Level of the Worst-Performing Index.

The “Worst-Performing Index” will be the Index with the lowest Index Ratio.

The “Index Ratio” for each Index will equal:

(	Ending Value	)
Starting Value

The “Starting Value” for each Index will equal the closing level of such Index on the Pricing Date. The actual Starting Value of each Index will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” for each Index will equal the closing level of such Index on the final Observation Date, subject to a Market Disruption Event as more fully described herein.

The “Threshold Level” with respect to each Index will be equal to 90% of the Starting Value of such Index. The actual Threshold Level of each Index will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Leverage Factor” will be equal to 111.11%.

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations assuming:

1)	a term of the Notes from August 25, 2008 to August 25, 2010, a term expected to be similar to that of the Notes;

2)	a Call Premium of 14% of the $10 Original Public Offering Price per unit per annum, the midpoint of the range of 12% and 16%; and

3)	Observation Dates occurring on August 25, 2009, February 25, 2010 and August 18, 2010.

In each of these examples below, the Technology Select Sector Index is represented by the dark blue line, the Health Care Select Sector Index is represented by the dark brown line and the Consumer Staples Select Sector Index is represented by the light blue line. Additionally, the examples below reflect:

1)	with respect to each Index, a Threshold Level of 90% of the hypothetical Starting Value of such Index;

2)	with respect to each Index, (i) a Call Level of 90% of the hypothetical Starting Value of such Index on the first Observation Date, (ii) a Call Level of 100% of the hypothetical Starting Value of such Index on the second Observation Date and (iii) a Call Level of 100% of the hypothetical Starting Value of such Index on the final Observation Date;

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the closing level of each Index on the relevant Observation Date is equal to or greater than its applicable Call Level. Consequently, the Notes will be called at the Call Amount per unit equal to $10 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on August 25, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.40 = $11.40 per Note.

Example 2

If the call is related to the Observation Date that falls on February 25, 2010, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.10 = $12.10 per Note.

Example 3

If the call is related to the Observation Date that falls on August 18, 2010, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.80 = $12.80 per Note.

The Notes are Not Called on any of the Observation Dates

On each of the Observation Dates, the closing level of at least one Index is below its applicable Call Level. Consequently, the Notes are not called on any of the Observation Dates.

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Worst-Performing Index on the final Observation Date is not less than 90% of its hypothetical Starting Value, the hypothetical Threshold Level of such Index. The amount received at maturity will therefore equal $10.00 per Note.

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Worst-Performing Index on the final Observation Date is less than 90% of its hypothetical Starting Value, the hypothetical Threshold Level of such Index. The amount received at maturity will therefore be less, and possibly significantly less, than the $10.00 Original Public Offering Price per Note.

Assuming the Consumer Staples Select Sector Index is the Worst-Performing Index, if the Ending Value of such Index is 220.26, or 76.90% of its hypothetical Starting Value of 286.43 (the closing level of such Index on August 18, 2008), the payment at maturity will be:

$10.00 + [$10.00 x [(220.26 – 257.79) / 286.43] x 111.11%] = $8.54 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value of each Index, Ending Value of each Index, closing level of each Index on the applicable Observation Date, Call Premium and term of your investment.

Notes are Called on an Observation Date	Observation Date on August 25, 2009	Observation Date on February 25, 2010	Observation Date on August 18, 2010
Starting Value of each Index (expressed as a percentage of each Starting Value)	100.00%	100.00%	100.00%
Call Level (expressed as a percentage of each Starting Value)	90% of each Index	100% of each Index	100% of each Index
Is the hypothetical closing level of each Index at or above its applicable Call Level on the Observation Date?	Yes	Yes	Yes
Return of the Notes	14.00%	21.00%	28.00%
Call Amount per Unit	$11.40	$12.10	$12.80

Notes are Not Called on any Observation Date	Ending Value of Worst-Performing Index exceeds its Threshold Level	Ending Value of Worst-Performing Index does not exceed its Threshold Level
Starting Value of each Index (expressed as a percentage of each Starting Value)	100.00%	100.00%
Threshold Level (expressed as a percentage of each Starting Value)	90% of each Index	90% of each Index
Hypothetical Index Ratio of the Worst-Performing Index	94.90%	76.90%
Is the hypothetical Ending Value of the Worst- Performing Index on the final Observation Date greater than its respective Threshold Level?	Yes	No
Return of the Notes	0.00%	-14.56%
Redemption Amount per Unit	$10.00	$8.54

Market Disruption Events

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks of any of the Indices trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise such Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to any of the Indices as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to any of the Indices, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to any of the Indices, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on any of the Indices, or any successor Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to any of the Indices;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and,

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

Adjustments to an Index

The Indices are maintained by MLPF&S, S&P or AMEX (the “Index Maintainers”). If at any time the Index Maintainers make a material change in the formula for or the method of calculating any of the Indices or in any other way materially modify any of the Indices so that such Index does not, in the opinion of the Calculation Agent, fairly represent the level of such Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of such Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index, comparable to the modified Index as if those changes or modifications had not been made, and calculate the closing level with reference to the modified Index, as so adjusted. Accordingly, if the method of calculating any of the Indices is modified so that the level of any modified Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust such Index in order to arrive at a level of such Index as if it had not been modified.

Discontinuance of an Index

If the Index Maintainers discontinue publication of any of the Indices and the Index Maintainers or another entity publish a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to any discontinued Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Index Maintainers or any other entity and calculate the closing level on any Observation Date (and therefore whether an automatic call has occurred) and/or the Ending Value as described above under “— Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the Index Maintainers discontinue publication of any of the Indices and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on an applicable Observation Date,

the Calculation Agent will compute a substitute level for any discontinued Index in accordance with the procedures last used to calculate such Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for such Index as described below, the successor index or level will be used as a substitute for such Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the Index Maintainers discontinue publication of any of the Indices before an applicable Observation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day (as defined below) until the earlier to occur of:

•	the occurrence of an automatic call; or

•	the determination of the Ending Value; or

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the level that would be used in determining whether an automatic call has occurred, computing the Call Amount or the Redemption Amount, as applicable, as described in the preceding paragraph as if that day were an Observation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) all of the Indices or any successor index, if any, that have not been discontinued, are calculated and published and (ii) with respect to each of the Indices, or any successor index, which have been discontinued, a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for such Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of any of the Indices may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each unit of Notes, will be equal to an amount as described under “— Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page FEDFUNDS1).

THE INDICES

The Select Sector Indices

The Select Sector Indices are sub-indices of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of July 31, 2008 indicated in parentheses, are: Consumer Discretionary (8.1%); Consumer Staples (11.2%); Energy (14.1%); Financials (15.3%); Health Care (12.7%); Industrials (11.4%); Technology (16.5%); Materials (3.8%); and Utilities (3.8%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500 Index.

•

The nine Select Sector Indexes together will include all of the companies represented in the S&P 500 Index and each of the stocks in the S&P 500 Index will be allocated to one and only one of the Select Sector Indices.

•

The Index Compilation Agent, assigns each constituent stock of the S&P 500 Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•

Each Select Sector Index is calculated by the AMEX Index Services Group (“ISG”) using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500 Index, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies ISG that a Component Stock’s Select Sector Index assignment should be changed, AMEX will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500 Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500 Index insofar as practicable.

The nine Select Sector Indices include each of the following indices (collectively the “Select Sector Indices” and each a “Select Sector Index”):

1.	Materials Select Sector Index (IXB);

2.	Energy Select Sector Index (IXE);

3.	Industrial Select Sector Index (IXI);

4.	Financial Select Sector Index (IXM);

5.	Consumer Staples Select Sector Index (IXR);

6.	Technology Select Sector Index (IXT);

7.	Utilities Select Sector Index (IXU);

8.	Health Care Select Sector Index (IXV); and

9.	Consumer Discretionary Select Sector Index (IXY).

The S&P 500 Index

All disclosure contained in this pricing supplement regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500 Index or any successor index.

The S&P 500 Index is published by Standard & Poor’s and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index: Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Materials; Telecommunication Services; and Utilities. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

S&P 500 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

The Technology Select Sector Index

The Technology Select Sector Index (IXT) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of technology products. Technology products include products developed by defense manufacturers, telecommunications equipment, microcomputer components, integrated computer circuits and process monitoring systems. The Index, which serves as the benchmark for the Technology Select Sector SPDR Fund (XLK), was established with a value of 250.00 on June 30, 1998.

Historical Data on the Technology Select Sector Index

The following table sets forth the closing level of the Technology Select Sector Index at the end of each month in the period from January 2003 through July 2008. This historical data on the Technology Select Sector Index is not necessarily indicative of the future performance of the Technology Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Technology Select Sector Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	143.76	211.64	201.47	218.06	238.84	235.41
February	144.16	206.61	201.68	218.43	232.53	222.98
March	142.70	201.39	197.09	222.96	234.93	226.49
April	155.53	193.14	190.53	219.84	245.47	241.01
May	168.35	199.82	203.26	205.35	257.66	253.37
June	169.29	205.40	200.64	203.84	257.57	228.75
July	175.09	193.12	211.55	198.75	255.45	223.37
August	183.58	184.83	209.82	212.52	261.08
September	181.18	189.71	209.87	220.99	271.06
October	194.98	198.40	205.22	229.69	285.97
November	197.30	207.81	217.77	235.61	263.20
December	204.16	213.59	211.16	234.65	267.87

The following graph sets forth the historical monthly performance of the Technology Select Sector Index presented in the preceding table. Past movements of the Technology Select Sector Index are not necessarily indicative of the future performance of the Technology Select Sector Index. On August 18, 2008, the closing level of the Technology Select Sector Index was 233.99.

The Health Care Select Sector Index

The Health Care Select Sector Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in health care services. Health care services include pharmaceuticals, health care providers and services, health care equipment and supplies, biotechnology, life sciences tools and services and health care technology. The Health Care Select Sector Index, which serves as the benchmark for the Health Care Select Sector SPDR Fund (XLV), was established with a value of 250.00 on June 30, 1998.

Historical Data on the Health Care Select Sector Index

The following table sets forth the closing level of the Health Care Select Sector Index at the end of each month in the period from January 2003 through July 2008. This historical data on the Health Care Select Sector Index is not necessarily indicative of the future performance of the Health Care Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Health Care Select Sector Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	264.90	310.56	293.22	322.84	346.47	337.28
February	259.60	312.74	301.68	325.27	337.69	328.69
March	268.19	299.75	299.88	321.14	338.38	311.98
April	277.12	308.79	309.89	310.64	362.55	316.66
May	282.05	307.71	312.50	303.59	367.31	321.91
June	293.77	306.70	311.19	303.58	354.19	306.66
July	289.70	289.99	318.45	319.79	338.64	321.77
August	278.45	294.40	316.84	328.44	346.31
September	279.68	288.94	315.04	333.12	356.45
October	281.49	282.46	305.46	334.55	363.08
November	285.72	286.96	308.19	332.78	366.10
December	302.04	302.96	318.53	336.47	354.79

The following graph sets forth the historical monthly performance of the Health Care Select Sector Index presented in the preceding table. Past movements of the Health Care Select Sector Index are not necessarily indicative of the future performance of the Health Care Select Sector Index. On August 18, 2008, the closing level of the Health Care Select Sector Index was 334.02.

The Consumer Staples Select Sector Index

The Consumer Staples Select Sector Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

Historical Data on the Consumer Staples Select Sector Index

The following table sets forth the closing level of the Consumer Staples Select Sector Index at the end of each month in the period from January 2003 through July 2008. This historical data on the Consumer Staples Select Sector Index is not necessarily indicative of the future performance of the Consumer Staples Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Staples Select Sector Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	192.36	217.50	233.09	232.94	266.23	272.77
February	186.71	229.72	232.94	235.06	262.05	272.13
March	185.59	228.59	230.52	236.18	266.16	279.82
April	190.87	231.62	227.50	237.83	273.99	280.12
May	199.90	229.99	232.22	238.33	277.07	284.59
June	201.24	230.68	227.61	241.73	271.29	265.53
July	200.60	219.27	234.43	245.45	263.82	274.02
August	204.72	223.14	230.54	254.40	270.11
September	203.10	216.63	232.92	253.63	280.17
October	212.69	217.83	231.81	258.34	284.40
November	213.90	223.00	233.56	255.85	292.04
December	217.69	231.04	233.16	261.54	288.34

The following graph sets forth the historical monthly performance of the Consumer Staples Select Sector Index presented in the preceding table. Past movements of the Consumer Staples Select Sector Index are not necessarily indicative of the future performance of the Consumer Staples Select Sector Index. On August 18, 2008, the closing level of the Consumer Staples Select Sector Index was 286.43.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, entities that are classified as partnerships, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Notes that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of Notes is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled derivative financial contract linked to the levels of the Indices. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes. Upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or redemption and the U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale, exchange or redemption. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Possible Future Tax Law Changes

On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for United States federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Constructive Ownership Law

Section 1260 of the Code treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the potential effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange, redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale, exchange or redemption of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a cash-settled derivative financial contract linked to the levels of the Indices, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Banking Business Day	PS-5
Business Day	PS-21
Calculation Agent	PS-6
Call Amount	PS-4
Call Premium	PS-4
Ending Value	PS-5
Ending Valuew	PS-5
Index Ratio	PS-5
Leverage Factor	PS-5
Notes	PS-1
Observation Date(s)	PS-4
Original Public Offering Price	PS-3
Pricing Date	PS-1
Redemption Amount	PS-5
Starting Value	PS-5
Starting Valuew	PS-5
Threshold Level	PS-5
Threshold Levelw	PS-5
Worst-Performing Index	PS-5

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Auto Callable Notes Linked to the Worst-Performing Index of the Technology Select

Sector Index, the Health Care Select Sector Index and the Consumer Staples Select

Sector Index due October     , 2010

(the “Notes”)

$10 original public offering per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

September     , 2008